Sticker to Prospectus

The Prospectus for ICON Oil & Gas Fund-A L.P. (“Fund-A”) consists of (1) this sticker, (2) the Prospectus, dated July 10, 2012, (3) the Supplement No. 1, dated October 12, 2012, (4) the Supplement No. 2, dated December 21, 2012, (5) the Supplement No. 3, dated April 1, 2013, and (5) the Supplement No. 4, dated May 15, 2013, which (i) contains information related to the current status of the offering, (ii) updates certain information relating to compensation paid to certain affiliates of Fund-A and certain non-affiliates, and (iii) updates certain financial information of Fund-A to March 31, 2013.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-177051-03

ICON OIL & GAS FUND-A L.P.

SUPPLEMENT NO. 4
DATED MAY 15, 2013

TO PROSPECTUS DATED
JULY 10, 2012

Summary

ICON Oil & Gas Fund-A L.P. (“Fund-A”) is providing you with this Supplement No. 4, dated May 15, 2013 (this “Supplement No. 4”), to update the Prospectus, dated July 10, 2012 (the “Prospectus”), as amended by Supplement No. 1, dated October 15, 2012 (“Supplement No. 1”), Supplement No. 2, dated December 21, 2012 (“Supplement No. 2”) and Supplement No. 3, dated April 1, 2013 (“Supplement No. 3”).  The information in this Supplement No. 4 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1, Supplement No. 2 and Supplement No. 3.  This Supplement No. 4 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3.

The primary purposes of this Supplement No. 4 are to:

•	Describe the current status of the offering;

•	Update certain information relating to compensation paid to certain affiliates of Fund-A and certain non-affiliates; and

•	Update certain financial information of Fund-A to March 31, 2013.

Current Status of the Offering

Fund-A has not conducted its initial closing as it has not yet raised $2,000,000, the minimum offering amount.  Until Fund-A achieves its minimum offering amount, subscribers will not be admitted as limited partners and/or investor general partners, as applicable.

Compensation Paid to Certain Affiliates and Certain Non-Affiliates

Through May 9, 2013, Fund-A has not paid and/or accrued any sales commissions to third parties or dealer-manager fees to affiliated parties as it has not yet raised the minimum offering amount.  Through May 9, 2013, organizational and offering expenses in the amount of $1,633,700 were paid by the parent of ICON Oil & Gas GP, LLC (the “Managing GP”) on behalf of Fund-A. Organizational and offering expenses will be paid on behalf of Fund-A until Fund-A achieves it minimum offering amount, following which, such expenses already paid, as well as ongoing organizational and offering expenses, will be incurred and paid by Fund-A.  These fees and expense reimbursements are described on pages 48 through 50 of the Prospectus.

Certain Financial Information of ICON Oil & Gas Fund-A L.P.
for the Quarter Ended March 31, 2013

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Balance Sheets

	March 31, 2013	December 31, 2012
	(unaudited)
Assets
Cash	$1,001	$1,001

Total Assets	$1,001	$1,001
Partners' Equity
Partners’ Equity:
Limited Partner	$1,000	$1,000
Managing General Partner	1	1

Total Partners’ Equity	$1,001	$1,001

See accompanying notes to balance sheets.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Notes to Balance Sheets
March 31, 2013
(unaudited)

1)  Description of Business

ICON Oil & Gas Fund-A L.P. (the “Partnership”) was formed on May 9, 2011 as a Delaware limited partnership. ICON Oil & Gas GP, LLC, a Delaware limited liability company (the “Managing GP”), is the managing general partner for the Partnership. The Partnership is offering investor general partner and limited partner interests (collectively, the “Interests”) on a “best efforts” basis with the intention of raising up to $200,000,000 of capital. Upon raising a minimum of $2,000,000, investors will be admitted and the Partnership will commence operations. The Partnership’s Registration Statement on Form S-1, as amended, was declared effective by the SEC on July 10, 2012. In the event the Partnership does not raise the minimum of $2,000,000 by July 10, 2013, the escrow agent for the Partnership will return all investor proceeds received prior to such date.

At any time prior to the time that the offering of Interests is terminated, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $300,000,000 of capital, consisting of 30,000 Interests. The Partnership is currently in its offering period, which commenced on July 10, 2012 and is anticipated to end no later than July 2014, unless the offering period is extended by the Managing GP.

The Partnership’s primary investment objectives are to (i) generate revenue from the production and sale of oil, natural gas and natural gas liquids, (ii) distribute cash to investors, and (iii) provide investors with tax benefits. The proceeds from the sale of Interests will be used to invest primarily in oil and liquids-rich natural gas development wells, principally “fluid management” projects, where hydrocarbons are known to be present, located in the Mid-Continent region of the United States, with the potential investment in properties located within other types of projects and/or in other geographic areas that the Partnership may, from time to time, identify as prospective.

The Partnership’s fiscal year ends on December 31.

2)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheets of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for Quarterly Reports on Form 10-Q. These balance sheets should be read together with the balance sheets and notes included in the Partnership's Annual Report on Form 10-K as of December 31, 2012. As the Partnership had no operations as of March 31, 2013, no statements of operations, changes in equity or cash flows are presented.

3)  Participation in Costs and Revenues

The Managing GP and investors in the Partnership will participate in certain costs (in excess of cumulative revenues) and revenues (in excess of cumulative costs), after deducting from the Partnership’s gross revenue the landowners' royalties and any other lease burdens.  Following the Managing GP’s capital contribution equal to 1% of the total investor capital contributions, the Managing GP and investors in the Partnership will participate in costs and revenues as follows:

•	Drilling, equipment, lease and organizational and offering costs will be charged 1% to the Managing GP and 99% to the investors.

•	Administrative, direct and other costs will be charged 11% to the Managing GP and 89% to the investors. (1)

•	Production revenues and other proceeds will be credited 11% to the Managing GP and 89% to the investors.

(1)
Production revenue otherwise allocable between the investors and the Managing GP is intended to be used to pay these costs. If, however, these costs exceed the Partnership’s production revenue, then in any given year the investors and the Managing GP may bear a percentage of these costs that differs from their share of the production revenue in that year, which share may vary from year to year under the Partnership’s limited partnership agreement. Other such costs also include the plugging and abandonment costs of the wells after their economic reserves have been produced and depleted. If the Managing GP pays for any portion of any of these costs, the Managing GP will receive a share of the Partnership’s revenues in the same percentage as such costs are paid by the Managing GP.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Notes to Balance Sheets
March 31, 2013
(unaudited)

4)  Capital Contributions

The Managing GP has made an initial capital contribution of $1 to the Partnership. In addition, ICON Investment Group, LLC made an initial capital contribution of $1,000 to the Partnership and was admitted as a limited partner on September 19, 2011.

5)  Oil and Gas Operations

The Partnership expects to partner with one or more oil and gas operators, in each case, subject to a participation agreement. Each participation agreement is generally expected to provide that the related operator will conduct and direct, and have full control of, all operations with respect to specified oil and natural gas prospects within one or more projects. Each participation agreement is expected to continue in force so long as any of the oil and natural gas leases subject to such participation agreement remain or are continued in force as to the projects, whether by production, extension, renewal or otherwise.

The operators will receive compensation, at competitive rates, for drilling and completing the Partnership’s wells pursuant to the related participation agreement. When the Partnership’s wells begin producing oil and/or natural gas in commercial quantities, the related operators may receive any or all of the following: (i) compensation equal to a percentage of certain costs, (ii) reimbursement at actual cost for all direct expenses incurred by the operator on behalf of the Partnership, (iii) well supervisory fees, at competitive rates, for maintaining and operating the wells during operations, and (iv) gathering fees, at competitive rates, for their services in gathering and transporting the Partnership’s oil and/or natural gas production.

6)  Transactions with Related Parties

Pursuant to the terms of an administration agreement, the Partnership has engaged an affiliate, ICON Capital, LLC, a Delaware limited liability company formerly known as ICON Capital Corp. (“ICON Capital”), to, among other things, provide the Partnership with facilities, investor relations and administrative support. ICON Securities, LLC, formerly known as ICON Securities Corp. (“ICON Securities”), an affiliate of the Managing GP, will act as the dealer-manager for the offering of the Interests.

The Partnership has entered into certain agreements with the Managing GP, ICON Capital and ICON Securities, whereby the Partnership pays certain fees and reimbursements to these parties as follows:

•	ICON Securities is entitled to receive a 3% dealer-manager fee from the gross offering proceeds from the sale of the Interests.

•	The selling dealers are entitled to receive a sales commission of up to 7% of the gross offering proceeds, which sales commissions may be subject to reduction for certain large purchases of Interests.

•
The Managing GP will receive a management fee from the Partnership equal to the difference between the sum of (i) the dealer-manager fee, (ii) all sales commissions, and (iii) all organizational and offering costs and 15% of gross offering proceeds.

•
The Partnership will reimburse the Managing GP and its affiliates for their (i) administrative costs, (ii) direct costs, and (iii) other costs incurred on behalf of the Partnership in drilling and maintaining its wells.

 The Managing GP will receive a share of the Partnership’s revenues. The Managing GP’s revenue share will be in the same percentage that its capital contribution bears to the total capital contributions, plus an additional 10% of the Partnership’s revenues. The Managing GP will make a minimum capital contribution at least equal to 1% of total investor capital contributions. In addition, the Managing GP and its affiliates will be reimbursed for organizational and offering expenses incurred in connection with the Partnership’s organization and offering of the Interests and administrative expenses incurred in connection with the Partnership’s operations.

Administrative expense reimbursements are costs incurred by the Managing GP or its affiliates that are necessary to the Partnership’s operations. These costs include the Managing GP’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the Partnership, based upon the percentage of time such personnel dedicate to the Partnership. Excluded are salaries and related costs, office rent, travel expenses and other administrative costs incurred by individuals with a controlling interest in the Managing GP.